SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)

CHINA CERAMICS CO., LTD.
(Name of Issuer)

ORDINARY SHARES, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

G2113X100
(CUSIP Number)

Joseph R. Tiano
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, N.W.
Washington, DC 20037
(202) 663-8233
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2113X100

1.	NAMES OF REPORTING PERSONS JAMES D. DUNNING, JR.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES	7.	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	1,101,251
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	663,693
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,101,251
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.04% (1)
14.	TYPE OF REPORTING PERSON IN

(1)
Based on the most recent Report of Foreign Private Issuer on Form 6-K, filed by the Issuer on August 19, 2011, a total of 18,254,002 shares of the Issuer’s Ordinary Shares are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of June 30, 2011.  For the reporting person above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement has been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

CUSIP No. G2113X100

1.	NAMES OF REPORTING PERSONS ALAN G. HASSENFELD
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES	7.	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	1,101,251
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	348,656
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,101,251
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.04% (1)
14.	TYPE OF REPORTING PERSON IN

(1)
Based on the most recent Report of Foreign Private Issuer on Form 6-K, filed by the Issuer on August 19, 2011, a total of 18,254,002 shares of the Issuer’s Ordinary Shares are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of June 30, 2011.  For the reporting person above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement has been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

CUSIP No. G2113X100

1.	NAMES OF REPORTING PERSONS GREGORY E. SMITH
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES	7.	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	1,101,251
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	88,902
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,101,251
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.04% (1)
14.	TYPE OF REPORTING PERSON IN

(1)
Based on the most recent Report of Foreign Private Issuer on Form 6-K, filed by the Issuer on August 19, 2011, a total of 18,254,002 shares of the Issuer’s Ordinary Shares are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of June 30, 2011.  For the reporting person above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement has been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

CUSIP No. G2113X100

Explanatory Note

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the ordinary shares, par value $0.001 per share (the “Ordinary Shares”), of China Ceramics Co., Ltd., a British Virgin Islands corporation (the “Issuer”).  This Amendment No. 3 is being filed jointly by the Reporting Persons to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the U.S. Securities and Exchange Commission on September 27, 2011, as amended on October 3, 2011 and October 27, 2011 (collectively the “Schedule 13D”).   The Reporting Persons are parties to a Voting Agreement which is attached hereto as Exhibit A and is incorporated herein by reference (the “Voting Agreement”) dated November 20, 2009.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

The Reporting Persons each initially acquired shares of common stock and warrants of CHAC in connection with the founding of CHAC, which shares were exchanged for Ordinary Shares of the Issuer in connection with the Merger described in Item 3 of this Statement.  The Reporting Persons hold the securities covered by this statement for investment purposes.  Depending on market conditions and other factors that the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may sell all or a portion of their Ordinary Shares, or may purchase additional shares, on the open market or in a private transaction.

On October 28, 2011, the Reporting Persons initiated a lawsuit (the “Lawsuit”) by the filing of a Statement of Claim in the Eastern Caribbean Supreme Court (Commercial Court), British Virgin Islands which involves the Issuer insofar as the Lawsuit seeks a court order requiring the Issuer convene a meeting of shareholders for the purpose of removing two existing directors of the Issuer, Chairman Paul K. Kelly and Ms. Cheng Davis, and electing two new directors as their replacements.  A copy of the Statement of Claim is attached hereto as Exhibit B and is incorporated herein by reference.

Also on October 28, 2011, in conjunction with the filing of the Statement of Claim, counsel to the Reporting Persons delivered a letter to the Corporate Secretary, Chief Executive Officer and Board of Directors of the Issuer (the “Board” or “Board of Directors”) notifying the Issuer that the Statement of Claim had been filed.  This letter also indicated that the Reporting Persons would refrain from pursuing the Lawsuit and seeking the relief set forth in the Statement of Claim if the Issuer would generally agree to (i) hold the next annual general meeting of the Issuer’s shareholders before December 23, 2011 at a time and place that is convenient to the Issuer’s shareholders; (ii) include Messrs. Hassenfeld and Smith as candidates properly nominated for election as Board members on the Issuer’s Board; (iii) ensure that someone other than Chairman Paul K. Kelly or Ms. Davis presides over the portion of the meeting of shareholders at which directors are to be elected; and (iv) honor and give effect to the irrevocable proxies that the Reporting Persons collectively were granted by, and hold in respect of Ordinary Shares owned by, Paul Kelly, Cheng Davis, Xiao Feng, and Wong Kung Tok pursuant to the Voting Agreement.  A copy of the October 28, 2011 letter is attached hereto as Exhibit C and is incorporated herein by reference.

The Lawsuit is the culmination of a long series of events, communications, actions and inactions by the Issuer and certain members of its Board which, in the view of the Reporting Persons, have impaired or resulted in a failure to maximize shareholder value for all of Issuer’s shareholders.  The aforementioned series of events, communications, actions and inactions are as follows:

On September 26, 2011, the Reporting Persons delivered a formal letter to the Board of Directors in which they expressed a desire to meet with the Board to discuss certain strategic initiatives which may have the effect of maximizing value for all shareholders, principally a potential going private transaction, but also encouraged the Board to consider other alternatives such as a potential dual listing on NASDAQ and the Hong Kong Stock Exchange, share buy-back programs, M&A activities, new dividend programs and strategic investments.   A copy of the September 26, 2011 letter is attached hereto as Exhibit D and is incorporated herein by reference.

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On September 28, 2011, Chairman Paul K. Kelly delivered and signed “for the Board” a letter to the Reporting Persons alleging that the Board had already considered the “merits of engaging in a going private transaction” and stating that the Board “concluded that doing so would not be in the best interests of the [Issuer] or its shareholders at this time.”  Neither Chairman Kelly nor any other Board member directly responded to the request of the Reporting Persons to meet with the Board.  A copy of the September 28, 2011 letter is attached hereto as Exhibit E and is incorporated herein by reference.

On September 30, 2011, the Reporting Persons delivered a letter (the “September 30th Letter”) to the Issuer’s corporate secretary requesting that the Secretary call a special meeting of shareholders under Section 82 of the Business Companies Act of the British Virgin Islands and pursuant to the Issuer’s Memorandum and Articles of Association.  The purposes of the special meeting of shareholders, as stated in the September 30th Letter, were: “(a) to vote on the removal of the two directors who are the “Parent Designees” in the Voting Agreement, being Paul Kelly and Cheng Davis; and (b) to elect replacement directors for those two seats.”  A copy of the September 30th Letter is attached hereto as Exhibit F and is incorporated herein by reference.  The Reporting Persons received two separate responses to the September 30th Letter – one letter dated October 4, 2011 from Chairman Paul K. Kelly and the Issuer’s CEO which makes inaccurate and incomplete assertions to which the Reporting Persons believe further disclosure and a detailed response is merited as set out below; and a second letter dated October 11, 2011 from Issuer’s corporate secretary as described in the next paragraph.

On October 11, 2011, the Issuer’s corporate secretary delivered to the Reporting Persons his formal written response to the Reporting Persons’ request for a special meeting of shareholders, a copy of which is attached hereto as Exhibit G and is incorporated herein by reference.  In this letter, the Issuer’s corporate secretary stated that the Issuer would not comply with the request by the Reporting Persons for a special shareholders meeting set forth in the September 30th Letter.

On October 14, 2011, the Reporting Persons delivered, via e-mail, a written consent to Mr. Wong Kung Tok, Chairman Paul K. Kelly, Ms. Cheng Yan Davis and Mr. Xiao Feng, the other parties to the Voting Agreement including the Issuer’s corporate secretary.  The Reporting Persons asked the aforementioned persons to sign the written consent which, once executed, would evidence the agreement of the parties to the Voting Agreement to (i) to vote all shares owned by each of the parties as necessary to approve the removal of Chairman Paul K. Kelly and Cheng Davis from the Board, (ii) to join in a request to the Board to call a meeting of the shareholders of the Issuer for the purposes of removing Chairman Paul K. Kelly and Cheng Davis from the Board, and (iii) to vote all shares owned by each of the parties, respectively, as necessary to elect Alan G. Hassenfeld and Gregory E. Smith to the Board.   A copy of the October 14, 2011 e-mail and the attachments thereto is attached hereto as Exhibit H and is incorporated herein by reference.

On October 18, 2011, the Issuer’s corporate secretary responded via e-mail to the Reporting Persons October 14, 2011 e-mail.   A copy of the October 18, 2011 e-mail from the Issuer’s corporate secretary is attached hereto as Exhibit I and is incorporated herein by reference.  In this e-mail, the Issuer acknowledged receipt the Reporting Persons e-mail and the attached written consent and indicated that the Issuer was unwilling to forward communications to individual stockholders.

CUSIP No. G2113X100

On October 19, 2011, Chairman Paul K. Kelly sent a letter to Mr. James D. Dunning, one of the Reporting Persons, in response to the October 14, 2011 e-mail and request to sign the written consent.  A copy of the October 19, 2011 e-mail is attached hereto as Exhibit J and is incorporated herein by reference.  Among other things, Chairman Paul K. Kelly’s e-mail indicated that he would not sign the written consent that he was requested to sign.

On October 27, 2011, the Reporting Persons delivered to the Issuer’s Corporate Secretary a “Notice of Nominations of Persons for Election to the Board of Directors of China Ceramics Co. Ltd. at its Annual Meeting” in accordance with the Issuer’s Memorandum of Association, nominating Mr. Alan G. Hassenfeld and Mr. Gregory E. Smith for election to the Board of Directors of the Issuer at the next annual meeting of the Issuer’s shareholders.  A copy of the notice is attached hereto as Exhibit K and is incorporated herein by reference.

As noted above, the Reporting Persons received two separate responses to the September 30th Letter.  The Reporting Persons discussed above one of the responses (i.e., the October 11, 2011 letter from the Issuer’s corporate secretary) and now wishes to address the second response: a letter dated October 4, 2011 which was electronically signed by Huang Jia Dong, the Issuer’s Chief Executive Officer and by Chairman Paul K. Kelly, on behalf of the Board.  A copy of the October 4, 2011 is letter is attached hereto as Exhibit L and is incorporated herein.  The October 4, 2011 letter alludes to and describes other informal communications between the Reporting Persons and individuals who are members of the Issuer’s executive management team and Board; however, the October 4, 2011 letter itself neglects to fully describe or even mention certain other communications between the parties that are relevant to the actions taken by the Reporting Persons.

Accordingly, consistent with the tenor of the October 4, 2011 letter, the Reporting Persons are including in this Amendment No. 3 the following paragraphs and exhibits describing such additional communications that previously occurred between the parties in order to provide more complete disclosure of formal communications involving the Reporting Persons and management and members of the Board, particularly, Chairman Paul K. Kelly, and the Reporting Persons’ attempts to meet and constructively work with the Board.

On July 8, 2011, representatives of the Reporting Persons met with Mr. Huang Jia Dong and other members of the Issuer’s management team and provided to them a presentation about the mechanics and potential benefits of a take private transaction.  A copy of the slide presentation, which was given to them, but not to the Issuer’s full Board, is attached hereto as Exhibit M and is incorporated herein by reference.  During the meeting, the representatives of the Reporting Persons communicated to Mr. Huang that (i) the financial analysis was preliminary and that a substantial amount of further work would be required by the source of financing before an offer for the Issuer could be made to the Issuer's Board, (ii) that the Reporting Persons would contact the Board at the appropriate time regarding a take private process, and (iii) that numerous terms would need to be negotiated among the parties rolling their equity if a take private transaction were to occur.  As of the date of this Amendment No. 3, the July 8, 2011 meeting was the last personal communication directly between the Reporting Persons (or their representatives) and Mr. Huang.

Between July 19, 2011 and July 29, 2011, a representative of the Reporting Persons exchanged a series of e-mails with Mr. Edmund Hen, the Issuer’s Chief Financial Officer, regarding a potential meeting between the Issuer’s management and a representative of Macquarie Capital to discuss strategic alternatives with respect to the Issuer.  Ultimately, the Issuer declined a meeting with Macquarie Capital.  A copy of the entire series of e-mails is attached hereto as Exhibit N and is incorporated herein by reference.

CUSIP No. G2113X100

On July 22, 2011, the Reporting Persons sent to Chairman Paul K. Kelly an e-mail requesting a meeting to discuss, among other things, a lack of effective communication by Chairman Kelly with the Reporting Persons, the stock price performance of the Issuer and the appropriate persons to serve in the future as the CHAC designees under the Voting Agreement.  A copy of the July 22, 2011 e-mail is attached hereto as Exhibit O and is incorporated herein by reference.  On August 3, 2011, a follow up e-mail message, attached hereto as Exhibit P and is incorporated herein by reference, was sent on behalf of the Reporting Persons to Chairman Paul K. Kelly encouraging some response from him to the July 22, 2011 e-mail.  On August 9, 2011, the Reporting Persons sent an e-mail to the Issuer’s U.S. corporate counsel in which the Reporting Persons advising corporate counsel about unproductive communications between the parties and requesting that corporate counsel host a meeting with Chairman Kelly at corporate counsel’s offices in New York.   A copy of the August 9, 2011 e-mail is attached hereto as Exhibit Q and is incorporated herein by reference.

Finally, on August 11, 2011, Chairman Kelly responded to the July 22, 2011 e-mail from the Reporting Persons in which he declined to meet with the Reporting Persons or discuss the content of the July 22, 2011 e-mail, but indicated that the Board would consider any “specific, bona fide” proposals.  A copy of the August 11, 2011 e-mail is attached hereto as Exhibit R and is incorporated herein by reference. On August 11, 2011, the Reporting Persons responded to Chairman Kelly’s August 11, 2011 e-mail and again requested a meeting. A copy of the Reporting Persons’ August 11, 2011 e-mail is attached hereto as Exhibit S and is incorporated herein by reference.

On August 25, 2011, the Reporting Persons delivered to the Board a letter in which they expressed, among other things, a desire to formally meet with the full Board to discuss a wide variety of specific, bona fide, strategic alternatives which would be demonstrably beneficial to the long term interests of the Issuer and its shareholders. A copy of the August 25, 2011 letter is attached hereto as Exhibit T and is incorporated herein by reference.  On September 2, 2011, Chairman Kelly delivered an e-mail to the Reporting Persons stating that the Reporting Persons’ request for a meeting was declined.  A copy of the September 2, 2011 e-mail is attached hereto as Exhibit U and is incorporated herein by reference.

The aforementioned communications referenced in the immediately preceding seven paragraphs are intended to more comprehensively disclose the meaningful, formal communications to date between and among members of the Reporting Persons and members of the Board.

Other than as set forth above, the Reporting Persons do not have any definitive plans or proposals which relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

(j)	Any action similar to any of those enumerated above.

CUSIP No. G2113X100

Item 7.  Material to be Filed as Exhibits.

Exhibit A
Voting Agreement among the Reporting Persons, China Holdings Acquisition Corp., a Delaware Corporation, the Issuer, Mr. Wong Kung Tok, Mr. Paul K. Kelly, Mr. Chen Yan Davis and Mr. Xiao Feng (incorporated by reference to Exhibit A to Schedule 13D filed September 27, 2011).

Exhibit B	Statement of Claim, filed on October 28, 2011.

Exhibit C	Letter to the Corporate Secretary, Chief Executive Officer and Board of the Issuer, dated October 28, 2011.

Exhibit D	Letter to the Board of Directors of the Issuer, dated September 26, 2011 (incorporated by reference to Exhibit B to Schedule 13D filed September 27, 2011).

Exhibit E
Letter to the Reporting Persons from the Board of Directors of the Issuer, dated September 28, 2011 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed by the Issuer on  September 28, 2011).

Exhibit F	Letter to the corporate secretary of the Issuer, dated September 30, 2011 (incorporated by reference to Exhibit D to Amendment No. 1 to Schedule 13D filed October 3, 2011).

Exhibit G
Letter to the Reporting Persons from corporate secretary of the Issuer, dated October 11, 2011 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed by the Issuer on  October 12, 2011).

Exhibit H	E-mail and Written Consent to Wong Kung Tok, Paul K. Kelly, Cheng Yan Davis and Xiao Feng from the Reporting Persons, dated October 14, 2011.

Exhibit I	E-mail to the Reporting Persons from Issuer’s corporate secretary dated October 18, 2011.

Exhibit J	Letter to the Reporting Persons from Chairman Paul K. Kelly, dated October 19, 2011.

Exhibit K	Notice to the corporate secretary of the Issuer, dated October 27, 2011 (incorporated by reference to Exhibit E to Amendment No. 2 to Schedule 13D filed October 27, 2011).

Exhibit L
Letter to the Reporting Persons from the Board of Directors of the Issuer, dated October 4, 2011 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed by the Issuer on  October 4, 2011).

Exhibit M	Slide presentation (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed by the Issuer on October 7, 2011)

Exhibit N	Series of E-mails between a representative of the Reporting Persons, Macquarie Capital and the Chief Financial Officer of the Issuer, dated between July 19, 2011 and July 29, 2011.

Exhibit O	E-mail to Chairman Paul K. Kelly on behalf of the Reporting Persons, dated July 22, 2011.

Exhibit P	E-mail to Chairman Paul K. Kelly sent on behalf of the Reporting Persons, dated August 3, 2011.

Exhibit Q	E-mail to U.S. corporate counsel for the Issuer on behalf of the Reporting Persons, dated August 9, 2011.

CUSIP No. G2113X100

Exhibit R	E-mail to the Reporting Persons from Chairman Paul K. Kelly, dated August 11, 2011.

Exhibit S	E-mail to Chairman Paul K. Kelly sent on behalf of the Reporting Persons, dated August 11, 2011.

Exhibit T	Letter to the Board of Directors of the Issuer, dated August 25, 2011.

Exhibit U	E-mail to the Reporting Persons from Chairman Paul K. Kelly, dated September 2, 2011.

Exhibit V	Joint Filing Agreement among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 28, 2011

/s/ James D. Dunning, Jr.
James D. Dunning, Jr.

/s/ Alan G. Hassenfeld
Alan G. Hassenfeld

/s/ Gregory E. Smith
Gregory E. Smith

 Exhibit B

Statement of Claim

THE EASTERN CARIBBEAN SUPREME COURT
IN THE HIGH COURT OF JUSTICE
VIRGIN ISLANDS
(COMMERCIAL DIVISION)

CLAIM No. BVIHC (COM) 2011/

BETWEEN

(1) JAMES D. DUNNING, Jr.
(2) ALAN G. HASSENFELD
(3) GREGORY E. SMITH

Claimants
-and-

(1) CHINA CERAMICS CO. LTD.

Defendant

STATEMENT OF CLAIM

Introduction

1.
At all material times the Claimants have been shareholders of the Defendant, China Ceramics Co. Ltd., which is a company incorporated in the British Virgin Islands (sometimes referred to as “the Company”), and Defendant’s predecessor entity, China Holdings Acquisition Corp. (“CHAC”), a Delaware corporation.  The Defendant is the surviving company of a merger between itself and CHAC that was effectuated pursuant to a plan of merger dated 20 November 2009. The Claimants’ claim is for an order that the Defendant convene or the Court orders, a meeting of shareholders for the purpose of electing two new directors as replacements for two existing directors of Defendant, Mr. Paul Kelly and Ms. Cheng Davis.

Background

2.
A group of six investors (including the three Claimants) incorporated CHAC in the State of Delaware as a “blank check” company, or special purpose acquisition company, for the purpose of conducting an initial public offering of its stock and thereafter acquiring an operating company with its primary operations located in Asia.   After evaluating potential acquisition targets, CHAC’s board and management determined to acquire Jinjiang Hengda Ceramics Co., Ltd. (“Hengda”), a China-based ceramic tile manufacturing company.  As a precondition to the Hengda acquisition, CHAC merged with and into the Defendant, which was then a newly formed entity, for the primary purpose of re-domesticating it in the BVI.  As part of the re-domestication, holders of CHAC shares, warrants and units had their CHAC securities converted into similar securities issued by the Defendant.  Contemporaneous with the re-domestication transaction, the Defendant entered into a Merger and Stock Purchase Agreement pursuant to which it acquired from Mr. Wong Kung Tok (“Mr Wong”) all of the issued and outstanding shares of Success Winner Limited  (“Success Winner”), which is the indirect 100% owner of Hengda in exchange for an agreed upon number of ordinary shares of the Defendant.  As a result of these transactions, the Defendant became the 100% owner of Defendant’s sub-sub-subsidiary, Hengda. CHAC and Hengda (including the two subsidiaries immediately above it – Success Winner and Stand Best Creation Limited), along with the six CHAC investors and Mr. Wong agreed that until April 2012, the six CHAC investors would control two seats on the Defendant’s board and Mr. Wong would control three seats.  They memorialized this in a November 2009 Voting Agreement (“the Voting Agreement”), to which the Defendant is a party.  The CHAC investors and the other parties to the Voting Agreement agreed that Paul Kelly and Cheng Davis, would initially take the two CHAC seats on the Defendant’s board.

3.
Currently, the  six CHAC investors who signed the Voting Agreement and Mr. Wong collectively own less than 50% of the voting shares of the Defendant.  The Defendant’s ordinary shares are publicly traded and listed on the NASDAQ exchange.  The balance of its shares are held by various non-affiliated shareholders.

4.
For reasons not specifically relevant to the relief sought herein, the Claimants wish to exercise the powers granted to them under the Voting Agreement to call a meeting of shareholders with the objective of replacing Mr. Kelly and Ms. Davis with two alternative director designees that they feel can better ensure appropriate corporate governance expected from a NASDAQ-listed company and help to maximize shareholder value.

The Voting Agreement – refusal to convene a meeting of shareholders

5.	The Voting Agreement contains the following clauses;

1.1           Size of the Board.  Each Stockholder and the Seller agree to vote, or cause to be voted, all Shares (as defined below) owned by such Stockholder or the Seller, or over which such Stockholder or the Seller has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board of Directors of the Purchaser after the closing of the transaction contemplated by the Stock Purchase Agreement (the “Board”) shall be set and remain until April 30, 2012 (the “End Date”), at five (5) directors.  For purposes of this Agreement, the term “Shares” shall mean and include any securities of the Parent the holders of which are entitled to vote for members of the Board, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

1.2	Board Composition.

(a)           Until the End Date, the Seller Designees and the Parent Designees, each as defined below, will be the only  nominees of Parent to the Board presented by the Parent to its stockholders for election at a meeting, pursuant to any written consent, or otherwise.

(b)           Each Stockholder and the Seller agree to vote, or cause to be voted, all Shares owned by such Stockholder or the Seller, or over which such Stockholder or the Seller has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, two (2) members designated by the Parent, who shall initially be Paul Kelly and Cheng Davis (the “Parent Designees”) and three (3) members designated by the Seller, of which one (1) designee shall qualify as an independent director pursuant to the rules of any stock exchange on which the Purchaser may be listed (the “Seller Designees”), shall be elected to the Board.

1.3           Removal of Board Members.  Each Stockholder and the Seller also agree to vote, or cause to be voted, all Shares owned by such Stockholder or the Seller, or over which such Stockholder or the Seller has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a)           no director elected pursuant to Section 1.2 of this Agreement may be removed from office prior to the End Date other than for cause unless (i) such removal is directed or approved by the affirmative vote of the person, or of the holders of a majority of the shares of voting stock, entitled under Section 1.2 to designate that director or (ii) the person(s) originally entitled to designate or approve such director or occupy such Board seat pursuant to Section 1.2 is no longer so entitled to designate or approve such director or occupy such Board seat; and

(b)           any vacancies created by the resignation, removal or death of a director elected pursuant to Section 1.2 shall be filled in accordance with Section 1.2.

All Stockholders and the Seller agree to execute any written consents required to perform the obligations of this Agreement, and the Parent agrees at the request of any person entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

2.2.1
Irrevocable Proxy.  Each Party to this Agreement hereby constitutes and appoints the other Parties hereto, and each of them, with full power of substitution, as the proxies of the Party with respect to the matters set forth herein, including without limitation, election of persons as members of the Board in accordance with Section 1 hereto, and hereby authorizes each of them to represent and to vote, if and only if the Party attempts to vote (whether by proxy, in person or by written consent), or to fail to vote, in a manner which is inconsistent with the terms of this Agreement, all of such Party’s Shares in favour of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement.  The proxy granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Parent and the Seller and the Parties hereto in connection with the transactions contemplated by this Agreement and, as such, is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 3 hereof.  Each Party hereto hereby revokes any and all previous proxies with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 3 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

6.
Section 1.2(b) provides that two directors of the Defendant shall be designated by CHAC (defined as the “Parent” in the Voting Agreement) and that they “shall initially be Paul Kelly and Cheng Davis . . .”  (Emphasis added.).

7.
The “Removal of Board Members” provision (Section 1.3) allows the “holders of a majority of the shares of voting stock, entitled under Section 1.2 to designate that director” to direct the removal of the designated director.  The only proper and effective interpretation of this provision is that the Claimants, who were holders of a majority of the voting stock entitled under Section 1.2 to designate those directors; remain entitled to remove their designated directors for the currency of the Voting Agreement, which expires in April 2012.  Such interpretation gives effect to the purpose of the Voting Agreement and is what the parties thereto clearly envisaged as to how it would work.

8.
The effect of Section 1.3 is to obligate all parties to the Voting Agreement, being the other owners of the two predecessor companies – CHAC and Hengda – to vote their shares to remove the CHAC-designated directors if the holders of a majority of the shares who were entitled to designate those directors require them to do so.  Accordingly, if the holders of the majority of those shares (the shares held by the shareholders who were entitled to designate directors in November 2009 and whose names are set out in Schedule A to the Voting Agreement) direct the other CHAC shareholders and Mr. Wong to vote a certain way, they are required to do so, or to execute any written consents in order to carry out this obligation.

9.
Further, by reason of Section 1.3 the Voting Agreement obligates the Company to call a special meeting if asked by the persons so entitled to designate, namely the Claimants herein, for the purpose of electing directors.

10.
In addition to the obligations set out in Section 1.3 of the Voting Agreement, Section 2.1 requires the Company to use its best efforts to ensure that the rights granted under the Voting Agreement (including those rights set out in Section 1.3 and as described above) are effective.

11.
Furthermore, Section 4.12 of the Voting Agreement obligates all parties (including the Company) to cooperate in order to effectuate the transactions envisaged by the Voting Agreement (which includes those rights set out in Section 1.3 and as described above), including the execution and delivery of any further instruments or documents and taking all such further actions to carry out the intent of the parties under the Voting Agreement.

12.
In breach of its contractual obligation to do so, the Company has failed to, refuses to and continues to refuse to call a meeting of its shareholders. Accordingly, the Claimants claim for an order that the Company be required to do so.

The Voting Agreement - irrevocable proxy.

13.
Further or in the alternative, the refusal by Mr. Kelly, Ms. Davis, Mr. Xiao and Mr. Wong to execute the written consents that they would vote for a special meeting and for removal of Kelly and Davis triggered the irrevocable proxy under Section 2.2 of the Voting Agreement.  The last sentence of Section 1.3 adds an obligation that the Stockholders (those that appear in Schedule A and which includes the Claimants) and the Seller (Wong) must execute any written consents to carry out their other obligations.  After several efforts at less contentious means to obtain seats on the Board (including a proposal to expand the size of the Board, which would allow Claimants to gain seats without the necessity of removing Kelly and Davis), all of which efforts were rebuffed, the Claimants directed Kelly, Davis, Xiao and Wong to execute written consents that they would call a shareholder meeting and, at the meeting, vote for the removal of Kelly and Davis as directors.  All four of them refused to execute the written consents.

14.
This refusal to vote (by written consent) consistent with the Voting Agreement triggers the Irrevocable Proxy under Section 2.2 of the Voting Agreement.  Under that provision, if a party fails to vote “in a manner which is inconsistent with the terms of this Agreement,” (see above) then the party appoints the other parties as proxies with respect to the matters in the Voting Agreement, “including without limitation, election of persons as members of the Board in accordance with Section 1.”

15.
Accordingly, the Claimants are entitled to exercise the votes of Mr. Kelly, Ms. Davis, Mr. Xiao and Mr. Wong to call a meeting for the purposes of removing and replacing the two directors of the Defendant.

16.
Further or in the alternative, the proxy votes enable the Claimants to carry a percentage of shareholder support in the Defendant well in excess of the 30% required under s82(2) of the Business Companies Act. Having requested the Defendant to then convene a meeting of shareholders, the Defendant has and continues to refuse to do so. Accordingly, the Claimants claim for an order that the Defendant be required to do so.

Section 86(a) of the BVI Business Companies Act

17.
Further or in the alternative the Claimants claim an order for a meeting to be convened under Section 86(a)(1) of the BVI Business Companies Act.  Under that section, the Court may order a meeting called when it is impracticable to do so under the Defendant’s articles of association.

18.
Under Section 7.3 of the CCCL Articles of Association, a special meeting can be called either by a majority of the board of directors or by the Chief Executive Officer.  The board and the CEO would have to voluntarily call a meeting and the Company  has made it clear that it does not intend to do so.  There is one other option under the articles for a meeting to be called: If the shareholders holding the majority of the entire capital stock of the company ask the secretary, then the secretary of the Defendant is obligated to call a special meeting.

19.
The company has made it clear that it will not cooperate in order to allow the shareholders to force a meeting to be called under this section.  Accordingly, it is impractical to expect the Defendant to cause a meeting to be called given the vested interest of the majority of directors wishing to remain in office, including the Chairman.

AND the Claimants claim;

1.	An order that the Defendant convenes a meeting of shareholders to determine removal and replacement of Mr. Kelly and Ms. Davis as directors and that directions be given for such meeting; or

2.
An order that there be a meeting of shareholders of the Defendant to be convened on proper notice on directions given for such meeting, to consider the removal and replacement of Mr. Kelly and Ms. Davis as directors; and/or

3.	Further or other relief.

4.	Costs pursuant to Section 4.13 of the Voting Agreement or in any event pursuant to the jurisdiction of the Court.

STATEMENT OF TRUTH

I  James D. Dunning, Jr, certify that I believe that the facts stated in this Statement of Claim are true.

Signed…………..

I  Alan G. Hassenfeld, certify that I believe that the facts stated in this Statement of Claim are true.

Signed ………….

I  Gregory E. Smith, certify that I believe that the facts stated in this Statement of Claim are true.

Signed…………..

Dated:              October 2011

…………………………………………….

Mark J. Forte
Conyers Dill
Legal Practitioners for the Claimants

Exhibit C

Letter to the Issuer, dated October 28, 2011

28th October 2011

HAND DELIVERY

Matter No.:  954638
Doc Ref:  MJF/tmd/193139
284 852 1113
mark.forte@conyersdill.com
China Ceramics Co. Ltd.
c/o Harneys Corporate Services Limited
Craigmuir Chambers
PO Box 71
Road Town, Tortola
British Virgin Islands

Attention:	Corporate Secretary, Chief Executive Officer and Board of Directors

Dear Sirs,

Re:	Hassenfeld, Smith and Dunning v. China Ceramics Company Limited (“the Company”)

This law firm represents Mr. Alan G. Hassenfeld, Mr. Gregory E. Smith, and Mr. James D. Dunning, Jr. We attach for service the Claim Form and Statement of Claim that we have filed on their behalf in the Eastern Caribbean Supreme Court (Commercial Court), British Virgin Islands against the Company.  In short, the Statement of Claim seeks an order that the Company convene a meeting of shareholders to determine removal and replacement of Paul Kelly and Cheng Davis as directors.

Our clients sent a separate letter yesterday to the Company pursuant to Sub-Article 8.9 of the Company’s Articles of Association nominating Mssrs. Hassenfeld and Smith for election to the Board of Directors of the Company at the next annual meeting of the Company’s shareholders.  If the Company intends to honour these nominations and allow the election to go forth, and also to honour the proxies that our clients hold pursuant to the November 2009 Voting Agreement (attached), then the meeting requested in the claim will likely be unnecessary.

The purpose of this letter is to propose an arrangement which, if acceptable to CCCL, would make further legal action unnecessary.  Our clients would agree to take no further active steps in the claim if the Company agrees to the following and provides a suitable form of undertaking on the following points:

•	Hold the next annual general meeting of the Company’s shareholders no later than December 23, 2011 at a meeting location and time of day that are convenient to the shareholders;
•	Include Mssrs. Hassenfeld and Smith as candidates properly nominated for election to seats on the Company’s Board of Directors;
•	Ensure that someone other than Mr. Kelly and Ms. Davis presides over the portion of the meeting at which Directors are elected; and
•
Honour the irrevocable proxies that our clients collectively hold for Paul Kelly, Cheng Davis, Xiao Feng, and Wong Kung Tok, on account of their refusal to sign the written consents demanded in Mr. Dunning’s October 14, 2011 email and under the November 2009 Voting Agreement which they all signed.

We look forward to hearing from you in early course.

Yours faithfully,

Conyers Dill & Pearman

Mark J. Forte

Partner

Exhibit H

E-Mail and Written Consent from the Reporting Persons, dated October 14, 2011

From: James Dunning, Jr.
Sent: Friday, October 14, 2011 6:07 PM
To: Paul Kelly; Cheng Davis; Mitchell Nussbaum; Su Wei Feng; Edmund Hen
Subject: Written Consent and Request for a Special Shareholder Meeting

Gentlemen:

I am writing on behalf of Alan G. Hassenfeld, Gregory E. Smith and myself.   We are collectively entitled to exercise rights referred to in Section 1.3 of our Voting Agreement dated November 20, 2009.

Please find attached a written consent and a request for a special shareholder meeting, both of which are self explanatory in nature, for your signature and the signature of other parties to our Voting Agreement.  Under the terms of the Voting Agreement, you and the other individuals on the signature page to the written consent are required and directed to sign the written consent and request for a special shareholder meeting.  I ask and expect China Ceramics to ensure that all relevant parties receive this e-mail and the attachments consistent with our past communications.

Please sign both documents on the line designated for your signature and send them back to me via e-mail, fax (+1 XXX XXX XXXX) and/or overnight mail to arrive no later than 5:00 p.m. (New York time) on Wednesday, October 19, 2011.

If you do not send back to me an executed version of each document, your failure to do so will be considered a refusal to comply with, and a breach of, the terms of the Voting Agreement.

James D. Dunning, Jr.

[Attachments follow]

China Ceramics Co., Ltd
(the “Company”)
Written Consent

Written consent pursuant to Section 1.3 of the voting agreement (the “Agreement”) dated 20 November 2009 by and among China Holdings Acquisition Corp; China Ceramics Co., Ltd; Mr. Wong Kung Tok (the “Seller”); and those stockholders listed in Schedule A to the Agreement (defined therein as the “Stockholders”).
Unless otherwise defined to the contrary, words defined in the Agreement shall bear the same meaning in this written consent.

By Section 1.3(a)(i) of the Agreement, a director shall be removed from office where such removal is directed or approved by the affirmative vote of the holders of a majority of the shares of voting stock entitled under Section 1.2 of the Agreement to designate that director.

By Section 1.3 of the Agreement, all Stockholders and the Seller agree to execute any written consents required to perform the obligations of the Agreement.

By Section 2.1 of the Agreement, the Seller agrees to use his best efforts, within the requirements of applicable law, to ensure that the rights granted under the Agreement are effective and that the Parties enjoy the benefits of the Agreement.

By Section 4.12 of the Agreement, the Parties agree at any time or from time to time after 20 November 2009 to cooperate with each other, and at the request of any other Party, to execute and deliver any further instruments or documents and to take all such further action as the other Party may reasonably request to carry out the intent of the Parties.

By applicable law, the Parties are obliged to cooperate with each other to fulfill, inter alia, the terms and purpose of Section 1.3(a)(i) of the Agreement.

By virtue of Section 4.2 of the Agreement, the undersigned are members of the class of holders of shares of voting stock referred to in Section 1.3(a)(i) of the Agreement and further, are persons to whom Sections 1.3 and/or 2.1 and/or 4.12 of the Agreement and/or the said obligation to cooperate are applicable.

Accordingly, pursuant to Section 1.3 of the Agreement, and in order to perform the obligations of the Agreement, the undersigned hereby execute this written consent to act as follows:

 1. to vote or cause to be voted all Shares owned by them, from time to time and at all times, in whatever manner as shall be necessary so as to direct or approve by affirmative vote, the removal of Paul Kelly and Cheng Davis as the Parent Designees to the Company's board of directors;

 2. in their capacity as members entitled to exercise their respective voting rights in respect of the removal of Paul Kelly and Cheng Davis as the Parent Designees to the Company's board of directors, to join in making the attached request in writing to the directors pursuant to section 82(2) of the BVI Business Companies Act 2004 to call a meeting of the members of the company for the purposes of passing a members' resolution to remove Paul Kelly and Cheng Davis as the Parent Designees to the Company's board of directors; and

 3. to vote or cause to be voted all Shares owned by them, from time to time and at all times, in whatever manner as shall be necessary to ensure that, in accordance with Section 1.3(b) of the Agreement, the vacancies created by the removal of Paul K. Kelly and Cheng Davis as the Parent Designees to the Company's board of directors shall be filled by Gregory E Smith and Alan G. Hassenfeld in accordance with Section 1.2, and in pursuance thereof, to pass a members' resolution to that effect.

This written consent may be signed in counterpart, and if different counterparts shall bear different dates, then this written consent shall take effect on the latest date on any such counterpart.

Dated              October 2011

Wong Kung Tok	Paul K. Kelly	James D. Dunning, Jr

Alan G. Hassenfeld	Gregory E. Smith	Cheng Yang Davis

Xiao Feng

James D. Dunning, Jr. 2 Sutton Place South Apt 17D New York, NY 10022	Alan G. Hassenfeld The Owen Building 101 Dyer Street Suite 401 Providence, RI 02903	Gregory E. Smith 1401 NE 70th Street Oklahoma City, OK 73111

China Ceramics Co. Ltd;.
c/o Jinjiang Hengda Ceramics Co., Ltd.
Jinjiang Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC
Attn: Corporate Secretary, Chief Executive Officer and Board of Directors

Re:           China Ceramics Co. Ltd.
Request for Special Shareholder Meeting

Gentlemen:

We are writing to you in our individual capacities as shareholders who collectively are entitled to exercise the voting rights referred to in Section 1.3(a)(i) of the voting agreement dated 20 November 2009 by and among China Holding Acquisition Corp; China Ceramics Co., Ltd; Mr Wong Kung Tok and those stockholders listed in Schedule A to that agreement.

Pursuant to Section 82(2) of the BVI Business Companies Act, 2004 (the “Act”), as holders in aggregate of at least 30%, of the voting rights in respect of the matter for which the meeting is requested, we hereby request that a special meeting of the shareholders of the Company be called by the directors of the Company and held in accordance with the Company's memorandum and articles of association and the Act. More specifically, we request that you deliver a notice of special meeting of the shareholders to all of the Company’s shareholders no later than October 31, 2011 setting a special meeting date for no later than November 21, 2011 at a convenient time and location for shareholders. The purposes of the meeting are: (a) to vote on the removal of the two directors who are the “Parent Designees” in the Voting Agreement, being Paul K. Kelly and Cheng Davis; and (b) to elect Gregory E. Smith and Alan Hassenfeld as replacement directors for those two seats.

Very truly yours,

James D. Dunning, Jr.	Alan G. Hassenfeld

Gregory E. Smith	Paul K. Kelly

Wong Kung Tok	Cheng Yang Davis

Xiao Feng

Exhibit I

E-mail to the Reporting Persons, dated October 18, 2011

From: Su Wei Feng
Sender: Su Wei Feng
Date: Tue, 18 Oct 2011 23:48:31 +0800 (CST)
To: James Dunning, Jr.; Paul Kelly; Cheng Davis; Mitchell Nussbaum; Su Wei Feng; Edmund Hen
Reply To: Su Wei Feng

Subject: Re: Written Consent and Request for a Special Shareholder Meeting

Dear Mr. Dunning,

China Ceramics acknowledges receipt of your e-mail.  However, China Ceramics is not obligated to forward communications on your behalf to individual Stockholders and will not do so.

Regards,

Su Weifeng

Exhibit J

Letter to the Reporting Persons, dated October 19, 2011

October 19, 2011

James D. Dunning, Jr.
2 Sutton Place South
Apt 17D
New York, NY 10022

James:

As a stockholder under the voting agreement, I am writing to you to let you know that I will not be signing the written consent and request for special meeting you provided. Based on my understanding of the voting agreement you reference, and the advice of counsel, the voting agreement does not obligate me, or any other Stockholder (as defined in the voting agreement), to request that China Ceramics Co. Ltd. call a special meeting at the request of the Stockholders. Also, my understanding of Section 1.3(a) of the voting agreement, again based on the advice of counsel, is not that it permits Stockholders to remove the Parent Designees (as defined in the voting agreement), but that it is a prohibition on China Ceramics from removing the Parent Designees without the approval of the Stockholders.

Finally, I note that the Parent Designees are only entitled to be named by the Parent, which has been merged out of existence. Based on the advice of counsel, my understanding is that since the Parent is no longer in existence, its rights and obligations under the agreement are no longer enforceable by or against it.

Very truly yours,

Paul K. Kelly

cc:           Cheng Yan Davis
Su Wei Feng
Edmund Hen Man

Exhibit N

Series of E-mails between a representative of the Reporting Persons, Macquarie Capital and the Chief Financial Officer of the Issuer, dated between July 19, 2011 and July 29, 2011

From: Edmund Hen
Date: Fri, 29 Jul 2011 11:57 PM
To: Byron Sproule
Cc: James Dunning Jr.

Subject: Re: Macquarie Meeting

Byron,

Mr. Huang is surprised from your action for the directorship. He is thinking a lot on this topic. To avoid ambiguous, he currently does not want to meet any one from Macquarie. I know it is very good opportunity to know a person like William but I hope you understand my situation.

Thanks,

Edmund

From: Byron Sproule
Date: Friday, 29 Jul 2011 6:42 AM
To: Edmund Hen
Cc: James Dunning Jr.

Subject: Re: Macquarie Meeting

Edmund,

I think you may want re-think the message and content of your email to William Je.  Frankly, I’m surprised.

We discussed a few times that meeting with Macquarie is not just about a take private situation.  The firm (and William Je specifically) have contacts throughout China and Asia, both with your customers and with influential people in the government. Having a relationship with Macquarie can only be helpful to Mr. Huang and CCCL’s business.   Macquarie is also major investor in infrastructure projects, has a vast capital raising ability and is a major equity research house in Asia.

This could be the beginning of an expansive relationships with a major Tier 1 financial firm that could ultimately go in many different directions.   This type of relationship can be very helpful at the right time (particularly when CCCL decides it wants additional capital).  Macquarie has a much larger set of resources than are currently available to CCCL with its relationships at [investment bank names removed].   As a US traded public company, CCCL needs to move upscale in its professional advisor relationships to begin to distinguish itself from the other small cap US- traded Chinese companies.  Having Tier 1 advisor relationships is one of the ways you operate as a successful public company in the US.  This will take some time and effort.  As you know, the small investment banks that CCCL has been building relationships with have all received a lot of negative publicity (and lost credibility with US investors) due to some of their clients (either underwriting or equity research) being frauds or having other serious issues.

It takes a lot of effort to develop a relationship with a firm like Macquarie.  Jim and I built this relationship with Macquarie using our personal credibility so that CCCL would benefit.  We would like to suggest that that you and Mr. Huang need to think bigger picture and longer term and not summarily dismiss a relationship with Macquarie.

Byron

From:Edmund Hen
Sent:Thursday, July 28, 2011 5:27 AM
To:William Je
Cc: Byron Sproule; Hugh Driver; Diana Wang; Louise Chan

Subject:Re: Macquarie Meeting

Dear William,

The company has no plan in privatization or re-list in Hong Kong. Not sure if you are still interested to come to our company.

Thanks,

Edmund

From:William Je
Sent:Wednesday, July 27, 2011 9:17 AM
To:Edmund Hen
Cc: Byron Sproule; Hugh Driver; Diana Wang; Louise Chan

Subject:Re: Macquarie Meeting

Hi, Edmund, how are you?

Apologized to reply late as I'm trying to confirm my schedule. I will have a road show next week and could not come next week. I would like to meet you and the CEO on 11 August. Is that okay?

Thanks and best regards

William JE
Vice Chairman
Greater China, Macquarie Capital Advisers
Macquarie Capital (Hong Kong) Ltd.
Macquarie Capital Securities Ltd.

From: Edmund Hen

To: Byron Sproule
Cc: William Je; Hugh Driver
Sent: Tue Jul 19 21:41:56 2011
Subject: Re: Macquarie Meeting

Hi William,

In this case, can we try the week of Aug 1?

Regards,
Edmund

From: Edmund Hen

To: Byron Sproule
Cc: William Je; Hugh Driver
Sent: Tue Jul 19, 2011 9:07 PM

Subject: Re: Macquarie Meeting

Hi Edmund

I would like to introduce you to William Je via email.

William is meeting the mayor of Xiamen and other government officials on 26-27 July, but will be flying to another city on July 28th for a meeting that he cannot reschedule. He is available to meet with  Mr. Huang on the afternoon of Wednesday July 27th.  Would this time work?

It would probably be quicker  to find a time if William coordinates directly with you.

Best regards

Byron

Exhibit O

E-mail to the Chairman of the Board of Directors of the Issuer, dated July 22, 2011.

From: James Dunning, Jr.
Sent: Friday, July 22, 2011 2:29 PM
To: Paul Kelly
Cc: Gregory Smith.; Alan Hassenfeld; Byron Sproule

Subject: China Ceramics – Important

Paul,

Over a year and a half has passed since the closing of the CHAC transaction. Alan Hassenfeld, Greg Smith and myself are extremely disappointed with the lack of communication from you and our inability to be involved in assisting CCCL (particularly in this time of extreme downward pressure on the company’s stock price). Personally I find this situation very frustrating. My extensive involvement in the closing of the CHAC business combination and the personal relationships that I leveraged benefited us all. You and I were partners (and equal investors) in founding CHAC and you have decided to summarily dismiss me and the partners that I involved when we founded CHAC.

As you are aware, you and Cheng were the initial appointees to the board of directors of CCCL by the founders of CHAC. The purpose of those two board seats was to maintain continuity for CHAC’s founders and ensure that CHAC’s founders as well as the public shareholders interests were being protected. The Voting Agreement (dated November 20, 2009, that we all signed – see attached) dictates that the majority equity ownership of you, me, Cheng, Alan, Greg and Xiao Feng will determine who are the representatives for CHAC in those two board seats.

The owners of the majority equity ownership of this group (me, Alan and Greg) request that you and Cheng immediately resign from the CHAC board seats . We plan on reconstituting the board and nominating myself and Byron Sproule as the CHAC board representatives. We strongly feel this is in the best interests both for the CHAC founders and for CCCL. We have resisted this remedy up until now, but feel we must exercise our rights given the fact that you are unwilling to engage in a dialogue with us. We would like to handle the situation in the friendliest way possible, which I realize is difficult given the status of our current relationship. I suggest you review the Voting Agreement and seek legal counsel. I think you will come to realize that trying to frustrate this board reconstitution would be pointless and would only further damage CCCL. Please be aware that we are willing to enforce our rights and remedies as described in the Voting Agreement.

Once the board has been reconstituted, our intention is to ask the board to appoint you and Cheng as Special Advisors. We appreciate that you have both built a good relationship with Mr. Huang and that he values your opinions. Please let me know a time we can speak on the phone or meet in person. I’m available at XXX-XXX-XXXX.

Regards,

Jim

Exhibit P

E-mail to the Chairman of the Board of the Issuer, dated August 3, 2011

From: Byron Sproule
Sent: Wednesday, August 03, 2011 9:31 AM
To: Paul Kelly
Cc: Gregory Smith; Alan Hassenfeld; Jim Dunning

Subject: China Ceramics - Important

Paul,

Jim has twice contacted Mitch Nussbaum regarding setting up a meeting at their offices with you to discuss the email he sent to you on July 22nd.

Jim asked me to convey to you his desire to discuss the relationship among the CHAC founders and a possible solution to the current situation that could satisfy all the interested parties needs. Nothing is set in stone at this stage but the absence of a dialogue would force a unilateral action.

Without a discussion there can’t be a resolution.

Regards,

Byron

Exhibit Q

E-mail to U.S. corporate counsel for the Issuer, dated August 9, 2011.

From: James Dunning
Sent: Tuesday, August 09, 2011 2:47 PM
To: Mitchell S. Nussbaum

Subject:

Mitch,

Paul and I spoke around noon today.  I told him that I would like to meet in person to discuss solutions to the current situation that could accommodate all the interested parties. I  specifically asked him for a time certain for a meeting to be communicated to me no later than Thursday.

In the spirit of working collegially, one of the ideas on the table that could be discussed is expanding the Board by two people. This would allow all the interested parties to explore and discuss ideas on corporate finance and strategies for the company going forward.

I suggested your offices for the meeting place.

Regards,

Jim

Exhibit R

E-mail to the Reporting Persons, dated August 11, 2011

From: Paul Kelly
Sent: Thursday, August 11, 2011 11:42 AM
To: Jim Dunning
Cc: Mitchell S. Nussbaum; Gregory Smith; Alan Hassenfeld; Byron Sproule;

Subject: CCCL

Jim,

I don’t think that it is appropriate for me, and I am not authorized, to meet with you to discuss any matters concerning CCCL which might be potentially more favorable to me than other shareholders.

As always, the Board welcomes the opportunity to consider any specific, bona fide proposals which are demonstrably beneficial for the long term interests of the Company and its shareholders.

Regards,

Paul

Exhibit S

E-mail to the Chairman of the Board of Directors of the Issuer, dated August 11, 2011

From: James Dunning, Jr.
Sent: Thursday, August 11, 2011 4:21 PM
To: Paul Kelly
Cc: Mitchell S. Nussbaum; Alan Hassenfeld; Gregory Smith; Byron Sproule

Subject: Re: CCCL

Paul,

I’m totally surprised by the content of this note. It is totally off topic and does not reflect the content of our conversation earlier this week.

The request for a meeting was for a discussion on China Holdings’ founders issues. Specifically, I want to discuss with you the two founders boards seats at CCCL and potential solutions that could satisfy the desires of all interested partied. I have been trying to have a constructive discussion with you since I first emailed you on Friday July 22nd.

Ignoring my request and creating a “red herring” issue for us to be unable to meet is not advancing the ball.

If I haven’t heard from you regarding a time for a meeting by the morning of Tuesday August 16th, we intend to formally initiate the process to assume CHAC’s two founders board seats at CCCL.

Regards,

Jim

Exhibit T

Letter to the Board of Directors of the Issuer, dated August 25, 2011

James D. Dunning, Jr.	Alan G. Hassenfeld	Gregory E. Smith
2 Sutton Place South	The Owen Building	1401 NE 70th Street
Apt 17D	101 Dyer Street	Oklahoma City, OK 73111
New York, NY 10022	Suite 401
Providence, Rhode Island 02903

VIA E-MAIL AND OVERNIGHT MAIL

August 25, 2011

The Board of Directors
China Ceramics Co. Ltd.
c/o Jinjiang Hengda Ceramics Co., Ltd.
Jinjiang Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC

Paul K. Kelly, Chairman
China Ceramics Co. Ltd.
c/o Stuart Management Company
830 Post Road East
Suite 205
Westport, CT 06880

Re:	China Ceramics Co. Ltd. - Exploring Strategic Alternatives

Gentlemen:

We are writing to you in our individual capacities as shareholders who collectively own approximately 6.0% of the issued and outstanding shares of China Ceramics Co., Ltd. (“CCCL”) and as members of the founding group of China Acquisition Holdings Corp. (“CHAC”), CCCL’s business combination partner.  You are surely aware that, as former CHAC directors, we were integrally involved in all aspects of the business combination transaction between CHAC, on the one hand, and Jinjiang Hengda Ceramics Co. Ltd. (“Hengda”) which is CCCL's primary operating subsidiary, on the other hand.

At the moment, we write from the perspective of optimism and with the promise of shared prosperity for CCCL and all of its shareholders.  The three of us have demonstrated a strong commitment to this business combination since its inception.  We recommended the business combination transaction with CCCL and Hengda to CHAC's shareholders, sourced and closed CCCL’s largest shareholder (among others) and also voted our CHAC shares in favor of that transaction.

When recommending and supporting the business combination transaction, we both endorsed and invested in Hengda's well-managed operations and the sound business strategy demonstrated by Hengda's leadership team.  At that time, we also wholeheartedly believed in the commitment of CCCL and its Board of Directors to adopt the disclosure requirements and investor relationship standards imposed upon U.S. public companies and to execute upon commercial and capital markets strategies that maximize value for all CCCL's shareholders.  We hope and expect that CCCL and the Board remain independently committed to these principles and standards, particularly the commitment to maximize value, not just for us, but for all of CCCL's shareholders.

Recently, all participants in the U.S capital markets have endured a lengthy period of volatility and uncertainty; however, it has become evident to us that U.S. listed Chinese companies are facing unique challenges and are all-too-often at the epicenter of negativity in the current U.S. capital markets environment.  To make matters more complicated, we have observed that many of these Chinese companies are not receiving and/or are not following competent advice on capital markets strategies.   Given the current environment, we believe that it is critical for CCCL's Board to consider, evaluate and take affirmative, proactive and immediate actions that can reverse the rising tide of challenges and negativity affecting CCCL as a U.S. listed Chinese company.

Each of us is a seasoned veteran in the U.S capital markets arena.  For decades, we have closely followed and evaluated the capital markets strategies pursued — both successfully and unsuccessfully — by U.S. public companies.   We have recently observed U.S. listed Chinese companies undertaking a variety of strategic alternatives (e.g., "going private" transactions, dual listing on NASDAQ and HKSE, share buy-back programs, M&A activities, new dividend programs and strategic investments), all of which must be considered by CCCL's Board.  Needless to say, each alternative has its benefits and limitations.  We have clearly formed views on the relative merits of each alternative.  While all alternatives cannot, and should not, be undertaken, all should be considered in our view.  We think that this analysis of the alternatives available to CCCL is particularly important because CCCL continues to outperform operationally yet remains significantly undervalued as reflected by its poor share price performance.

In an email dated August 11, 2011 to James Dunning, Paul Kelly expressed that the CCCL Board welcomes the opportunity to consider any specific bona fide proposals which are demonstrably beneficial for the long term interests of the CCCL and its shareholders.  We would like to take him up on this offer.  We believe that we can facilitate the Board's assessment of these alternatives and we would like to actively participate in CCCL’s future success by educating the Board on them and expressing to the Board our support for the most sensible of these alternatives.

In this regard, we would like the Board to hold a meeting with us at which the primary agenda item is to meaningfully discuss these alternatives and to consider proceeding with affirmative, proactive and immediate steps that the current situation mandates.  We will work with the Board to ensure that this meeting complies with all requirements that are needed for our participation, whether those requirements are imposed on the Board by law or are driven by confidentiality or business considerations.  We would like to have a meeting with the U.S. resident board members and have an identical presentation made in Mandarin to the CCCL board members resident in China by our China based representatives.

            We expect that that this letter and our request for a meeting with the board will be favorably received by you.  Please tell us by September 2, 2011 whether you will do so and provide us with some suggested dates and locations where we could meet.  We are available to meet at a location of your choice in early September after Labor Day.

Very truly yours,

/s/ James Dunning
James D. Dunning, Jr.

/s/ Alan Hassenfeld
Alan G. Hassenfeld

/s/ Greg Smith
Gregory E. Smith

Exhibit U

E-mail to the Reporting Persons, dated September 2, 2011

From: Paul Kelly
Sent: Friday, September 2, 2011 1:02 PM
To: Jim Dunning
Cc: Mitchell S. Nussbaum; Gregory Smith; Alan Hassenfeld; Byron Sproule

Subject: CCCL

Jim,

It is the policy of the Board of Directors of CCCL that it will review, and respond to; any concrete proposals received which are represented by the submitter as being in the best interests of the Company and its Shareholders.  If you have such a concrete proposal, please feel free to submit it to the Board of Directors.  The Board is already familiar with the financial techniques which you mentioned in your letter of August 25, 2011, and does not believe that your proposed education sessions with the Board members are warranted.  Edmund will distribute this message to any Directors not receiving such directly.

Regards,

Paul

 Exhibit V

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Ordinary Shares of China Ceramics Co. Ltd., and that this Agreement be included as an Exhibit to such joint filing.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him, her, or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he, she, or it knows or has reason to believe that such information is inaccurate.

Dated: October 28, 2011
/s/ James D. Dunning, Jr.
James D. Dunning, Jr.

/s/ Alan G. Hassenfeld
Alan G. Hassenfeld

/s/ Gregory E. Smith
Gregory E. Smith